Exhibit 99.26

Consent of Mark Petersen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with, mineral reserve and resource estimates for the Peak Gold Mines, New Afton Project, Mesquite Mine, Cerro San Pedro Mine, El Morro Project and Blackwater Project, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

"Mark Petersen"
Name:	Mark Petersen
Title:	P. Eng., and Vice President, Exploration
of New Gold Inc.